FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	**0001243106**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 1, 2005, Series 2005-2	**333-120916**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: ____________________

Name: Baron Silverstein

Title: Vice President

Dated: March 1, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$2,570,086,000 (Approximate)

Bear Stearns ARM Trust
Mortgage-Backed Notes, Series 2005-2,

Structured Asset Mortgage Investments II, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of February 1, 2005

February 24, 2005

$ 2,570,086,000 (approx)
Bear Stearns ARM Trust
Mortgage-Backed Notes, Series 2005-2
5 Year Hybrid ARM Mortgage Loans

Class	Notes Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Note Type
Publicly Offered Notes						
A-1	$1,661,650,700	Aaa/AAA	4.00%	Fixed (3)	5/1-Yr CMT Hybrid ARMs	Super Senior Notes
A-2	$866,300,200	Aaa/AAA	4.00%	Fixed (4)	5/1-Yr LIBOR Hybrid ARMs	Super Senior Notes
A-3	$25,100,000	Aaa/AAA	2.55%	Fixed (3)	5/1-Yr CMT Hybrid ARMs	Senior Support Notes
A-4	$13,085,000	Aaa/AAA	2.55%	Fixed (4)	5/1-Yr LIBOR Hybrid ARMs	Senior Support Notes
Privately Offered Notes						
B-1	$28,966,100	Aa2/NR	1.45%	WAC (5)	5/1-Yr Hybrid ARMs	Subordinate Notes
B-2	$18,432,900	A2/NR	0.75%	WAC (5)	5/1-Yr Hybrid ARMs	Subordinate Notes
B-3	$6,583,300	Baa2/NR	0.50%	WAC (5)	5/1-Yr Hybrid ARMs	Subordinate Notes
B-4	$3,949,900	Ba2/NR	0.35%	WAC (5)	5/1-Yr Hybrid ARMs	Subordinate Notes
B-5	$2,633,300	B2/NR	0.25%	WAC (5)	5/1-Yr Hybrid ARMs	Subordinate Notes
B-6	$6,583,353	Not Rated	---	WAC (5)	5/1-Yr Hybrid ARMs	Subordinate Notes
X-1	Notional	Not Rated	---	WAC	5/1-Yr Hybrid ARMs	Subordinate IO Notes

(1) The Notes Sizes are approximate and subject to a +/- 10% variance.
(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.
(3) Up to and including the payment date in January 2009, the Note Interest Rate for the Class A-1 and Class A-3 Notes will be a fixed rate equal to 4.125% up to the Available Funds Rate. After the payment date in January 2009, the Notes will have a Note Interest Rate equal to the lesser of (i) 1-Year CMT LIBOR (which is set every 12 months) plus 2.45%, (ii) the Available Funds Rate and (iii) 9.185%.
(4) Up to and including the payment date in Decemeber 2008, the Note Interest Rate for the Class A-2 and Class A-4 Notes will be a fixed rate equal to 4.125% up to the Available Funds Rate. After the payment date in January 2009, the Notes will have a Note Interest Rate equal to the lesser of (i) 1-Year LIBOR LIBOR (which is set every 12 months) plus 1.95%, (ii) the Available Funds Rate and (iii) 9.180%.
(5) The Class B Notes will bear interest at a variable rate equal to the weighted average of the Net Rates of the Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.185%

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II").
Underlying Servicer:	The Underlying Servicer will be Wells Fargo Bank, N.A.
Underlying Originator:	The Mortgage Loans were originated by Wells Fargo Bank, N.A.
Master Servicer/Securities Admin.:	Wells Fargo Bank, N.A.
Grantor Trustee:	U.S. Bank National Association.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee:	U.S. Bank National Association.
Cut-off Date:	February 1, 2005.
Closing Date:	February 28, 2005.
Legal Structure:	Grantor Trust/Owner Trust.
Clean-Up Call:	The holder of the majority of the owner trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Payment Date:	25th of each month or next business day, commencing in March 2005.
Remittance Type:	Scheduled/Scheduled.
Form of Registration:	The Class A-1 Notes and Class A-2 Notes will be issued in book-entry form through DTC. All other classes of Notes will be issued in fully registered certificated form.
Transfer Restrictions:	The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class X-1 Notes may only be sold to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933.
SMMEA:	The Class A-1, Class A-2, Class A-3, Class A-4 and Class B-1 Notes will, and the Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class X-1 Notes will not, constitute "mortgage related securities" for purposes of SMMEA.

ERISA: The Class A-1, Class A-2, Class A-3 and Class A-4 Notes are expected to be ERISA eligible. The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class X-1 Notes are not expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Notes could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

Interest Accrual Period: The interest accrual period for the Notes for a given Payment Date will be the calendar month preceding the month in which such Payment Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Notes will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (27 days).

Advancing Obligation: The Underlying Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Underling Servicer.

Compensating Interest: The Underlying Servicer will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of the aggregate servicing fee.

Collateral Description: The Notes will be secured primarily by an interest in a grantor trust certificate ("Grantor Trust Certificate"), which will evidence the entire ownership interest in the mortgage pool. The initial and subsequent mortgage pool is expected to consist of approximately $2.633 billion of first-lien residential adjustable-rate mortgage loans that adjust annually based on 1-year LIBOR or 1-year CMT.

Provided below is a brief summary of the expected mortgage pool by loan type as of February 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Per Cap	Max Rate	Mos Roll
5 Year Hybrid IO 1Yr. CMT	37.92%	4.439%	4.189%	348	2.750%	2.500%	5.000%	2.000%	9.439%
5 Year Hybrid 1Yr. CMT	27.81%	4.431%	4.181%	346	2.750%	2.500%	5.000%	2.000%	9.431%
5 Year Hybrid IO 1Yr. LIBOR	0.03%	4.375%	4.125%	346	2.250%	2.000%	5.000%	2.000%	9.375%
5 Year Hybrid 1Yr. LIBOR	34.24%	4.432%	4.182%	346	2.251%	2.001%	5.000%	2.000%	9.432%
Total	100.00%	4.435%	4.185%	347	2.579%	2.329%	5.000%	2.000%	9.435%

Approximately 38% of the mortgage loans are interest-only for the first 5 years after origination and then fully amortize over the remaining remaining term of the mortgage loan. In addition, 100% of the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits or are secured by additional collateral or pledged assets.

Underwriting Standards: The underwriting guidelines will be more fully described in the Prospectus Supplement.

Credit Enhancement: Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class B Notes will provide credit enhancement to Class A-1, Class A-2, Class A-3 and Class A-4 Notes. In addition, the Class A-3 and Class A-4 Notes will provide further credit enhancement to the Class A-1 and Class A-2 Notes, respectively, by covering realized losses otherwise allocable to the Class A-1 and Class A-2 Notes when the Class B Notes have been reduced to zero.

Available Funds: For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the mortgage loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Servicer for such Payment Date in respect of the mortgage loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicers, the Securities Administrator, the Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.

Available Funds Rate: With respect to any Payment Date, the per annum rate equal to (A) the product of (i) the weighted average of the Net Rates on the mortgage loans as of the end of the related Due Period, weighted on the basis of the Scheduled Principal Balances thereof as of the end of the related Due Period and (ii) a fraction equal to (x) the aggregate Scheduled Principal Balance of the mortgage loans as of the end of the related Due Period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date

Carryover Shortfall Amount: If on any Payment Date, the Note Interest Rate of the Class A-1, Class A-2, Class A-3, Class A-4, Class B-1, Class B-2 and Class B-3 Notes is subject to the Available Funds Rate, such Notes become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Note Interest Rate (without giving effect to the Available Funds Rate) over (ii) the amount of interest received on such Notes based on the Available Funds Rate, as applicable, together with the unpaid portion of any excess from previous Payment Dates (and any interest thereon at the then applicable Notes Interest Rate without giving effect to the Available Funds Rate). On any Payment Date, the Carryover Shortfall Amount will be paid first to the Class A-1 Notes and Class A-2 Notes its respective portion of any Carryover Shortfall Amount on a pro rata basis and then sequentially to the Class A-3 and Class A-4 (prorata).

Cash Flow Description: Distributions on the Notes will be made on the 25th day of each month (or next business day) beginning on March 25, 2005. The payments to the Notes, to the extent of Available Funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A Notes in an amount equal to their respective Note Rates (as described on page 2 hereof);
2. From Group 1 Available Funds, Payment of principal to the holders of the Class A-1 Notes in an amount equal to the related Senior Optimal Principal Amount;
3. From Group 2 Available Funds, Payment of principal to the holders of the Class A-2 Notes in an amount equal to the related Senior Optimal Principal Amount;

4. Payment of any Carryover Shortfall Amounts to the Class A-1 Notes and Class A-2 Notes based on the amount of Carryover Shortfall Amounts on such classes;
5. Payment of Interest to the Class X Notes at its Note Rate.
6. Payment of interest and principal sequentially to the Class B-1, Class B-2 and Class B-3 Notes, in that order, the following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.
7. Payment of any Carryover Shortfall Amounts to the Class A-3 Notes and Class A-4 Notes based on the amount of Carryover Shortfall Amounts on such classes;
8. Payment of interest and principal sequentially to the Class B Notes, in that order, the following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.
9. Payment to the owner trust certificates as described in the trust agreement.

Prepayment Stepdown Tests:

The Senior Notes will be entitled to receive 100% of the prepayments collected on the mortgage loans until February 2012. The senior prepayment percentage can be reduced to Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Class Principal Balance of the Subordinate and Notes does not exceed 50% and (ii) cumulative realized losses on the mortgage does not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current related Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed a) on or prior to February 2008, 20% or b) after February 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on Mortgage Loans will be allocated first to the most junior Class of Notes outstanding, beginning with the Class B-6 Notes, and then in reverse numerical order, until the Note Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group 1 Mortgage Loans will be allocated to the Class A-3 Notes until reduced to zero and then will be allocated to the Class A-1 Notes while Realized Losses on the Group 2 Mortgage Loans will be allocated to the Class A-4 Notes and then to the Class A-2 Notes.

Special Foreclosure Rights:

The Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer (which notice shall be provided to the holder of the owner trust certificate) of its intention to do so, and (ii) the holder of the owner trust certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the holder of the owner trust certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, selected by the Master Servicer in its sole and absolute discretion, to compute the fair value of the mortgaged property relating to the related mortgage loan (each such appraisal-firm computation, a "Fair Value Price") within the period specified in the indenture. As set forth in the indenture, the holder of the owner trust certificates will, within the period specified in the related agreement, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that the Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the Servicer must promptly provide the Master Servicer with notice of such determination

and a description of such other action as it intends to take with respect to such mortgage loan. The Master Servicer will provide

such notice to the holder of the owner trust certificates. Such Servicer is not permitted to proceed with any such action unless the holder of the owner trust certificates, either directly or through the Master Servicer, does not, within five business days following such notice to such holder, affirmatively object to the Servicer taking such action. If the holder of the owner trust certificates timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms to compute the Fair Value Price as described above and will purchase such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices as described in the preceding paragraph.

Notwithstanding anything herein to the contrary, the holder of the owner trust certificates shall not be entitled to any of its rights described herein following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 30th day following its objection to the Servicer action.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

New Issue Marketing Materials

$2,440,158,000 (Approximate)

Bear Stearns ARM Trust
Mortgage-Backed Notes, Series 2005-2,

Structured Asset Mortgage Investments II, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of February 1, 2005

February 22, 2005

$ 2,440,158,000 (approx)
Bear Stearns ARM Trust
Mortgage-Backed Notes, Series 2005-2
5 Year Hybrid ARM Mortgage Loans

Class	Notes Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Note Type
Publicly Offered Notes						
A-1	$2,050,000,000	Aaa/AAA	18.00%	LIBOR (3)(6)	1-Yr LIBOR/CMT	Super Senior Notes
A-2	$390,158,000	Aaa/AAA	2.40%	LIBOR (4)(6)	1-Yr LIBOR/CMT	Senior Support Notes
Privately Offered Notes						
B-1	$32,503,000	Aa2/AA	1.10%	LIBOR (6)(7)	1-Yr LIBOR/CMT	Subordinate Notes
B-2	$11,251,000	A2/A	0.65%	LIBOR (6)(7)	1-Yr LIBOR/CMT	Subordinate Notes
B-3	$6,251,000	Baa2/BBB	0.40%	LIBOR (6)(7)	1-Yr LIBOR/CMT	Subordinate Notes
X-1	Notional (5)	Baa3/BBB-	2.40%	WAC (5)	1-Yr LIBOR/CMT	Sr. Interest Only Notes
B-4	$3,751,000	Ba2/BB	0.25%	WAC (8)	1-Yr LIBOR/CMT	Subordinate Notes
B-5	$3,751,000	B2/B	0.10%	WAC (8)	1-Yr LIBOR/CMT	Subordinate Notes
B-6	$2,495,912	Not Rated	---	WAC (8)	1-Yr LIBOR/CMT	Subordinate Notes

(1) The Notes Sizes are approximate and subject to a +/- 10% variance.
(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.
(3) The Note Interest Rate for the Class A-1 Notes will be a floating rate based on One-Month LIBOR plus 0.28%, subject to the lesser of (i) 11.00% per annum and (ii) the Available Funds Rate (as described herein). The Class A-1 Notes will settle flat and accrue interest on a 30/360 basis.
(4) The Note Interest Rate for the Class A-2 Notes will be a floating rate based on One-Month LIBOR plus 0.40%, subject to the lesser of (i) 11.00% per annum and (ii) the Available Funds Rate (as described herein). The Class A-2 Notes will settle flat and accrue interest on a 30/360 basis.
(5) The Class X-1 Notes will bear interest at a variable note interest rate equal to the greater of (i) zero and (ii) the excess of (x) the Available Funds Rate (as described herein) over (y) the weighted average of the Note Interest Rates on the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes based on the notional amount equal to the aggregate note principal balance of the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes.
(6) The Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 will have the benefit of an amount payable under interest rate cap and interest rate swap as described herein.
(7) The Note Interest Rate for the Class B-1, Class B-2 and Class B-3 Notes will be a floating rate based on One-Month LIBOR plus 0.50%, 0.75%, and 1.25%, respectively, subject to the lesser of (i) 11.00% per annum and (ii) the Available Funds (as described herein. The Class B-1, Class B-2 and Class B-3 Notes will settle flat and accrue interest on a Actual/360 basis.
(8) The Class B-4, Class B-5 and Class B-6 Notes will bear interest at a variable rate (the Note Interest Rate) equal to the Available Funds Cap as described herein. The Note Interest Rate with respect to the first Interest Accrual Period is expected to be approximately 4.177%.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II").
Underlying Servicer:	The Underlying Servicer will be Wells Fargo Bank, N.A.
Underlying Originator:	The Mortgage Loans were originated by Wells Fargo Bank, N.A.
Master Servicer/Securities Admin.:	Wells Fargo Bank, N.A.
Grantor Trustee:	U.S. Bank National Association.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee:	U.S. Bank National Association.
Cut-off Date:	February 1, 2005.
Closing Date:	February 28, 2005.
Legal Structure:	Grantor Trust/Owner Trust.
Clean-Up Call:	The holder of the majority of the owner trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Payment Date:	25th of each month or next business day, commencing in March 2005.
Remittance Type:	Scheduled/Scheduled.
Form of Registration:	The Class A-1 Notes and Class A-2 Notes will be issued in book-entry form through DTC. All other classes of Notes will be issued in fully registered certificated form.
Transfer Restrictions:	The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class X-1 Notes may only be sold to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933.
SMMEA:	The Class A-1, Class A-2 and Class B-1 Notes will, and the Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class X-1 Notes will not, constitute "mortgage related securities" for purposes of SMMEA.

ERISA:	The Class A-1 Notes and Class A-2 Notes are expected to be ERISA eligible. The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class X-1 Notes are not expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Notes could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
Interest Accrual Period:	The interest accrual period for the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes for a given Payment Date will be the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (on a 30/360 basis). On the Closing Date, the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes settle flat. The interest accrual period for the Class X-1 Notes and Class B-4, Class B-5 and Class B-6 Notes for a given Payment Date will be the calendar month preceding the month in which such Payment Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Class X-1, Class B-4, Class B-5 and Class B-6 Notes will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (27 days). The Class X-1 Notes will be entitled to additional 5 days of interest for the first Payment Date.
Advancing Obligation:	The Underlying Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Underling Servicer.
Compensating Interest:	The Underlying Servicer will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of the aggregate servicing fee.
Collateral Description:	The Notes will be secured primarily by an interest in a grantor trust certificate ("Grantor Trust Certificate"), which will evidence the entire ownership interest in the mortgage pool. The initial and subsequent mortgage pool is expected to consist of approximately $2.5 billion of first-lien residential adjustable-rate mortgage loans that adjust annually based on 1-year LIBOR or 1-year CMT.

Provided below is a brief summary of the expected mortgage pool by loan type as of February 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Per Cap	Max Rate	Mos Roll
5 Year Hybrid IO 1Yr. CMT	37.94%	4.439%	4.189%	348	2.750%	2.500%	5.000%	2.000%	9.439%
5 Year Hybrid 1Yr. CMT	27.79%	4.431%	4.181%	346	2.750%	2.500%	5.000%	2.000%	9.431%
5 Year Hybrid IO 1Yr. LIBOR	0.03%	4.375%	4.125%	346	2.250%	2.000%	5.000%	2.000%	9.375%
5 Year Hybrid 1Yr. LIBOR	34.25%	4.432%	4.182%	346	2.251%	2.001%	5.000%	2.000%	9.432%
Total	100.00%	4.435%	4.185%	347	2.579%	2.329%	5.000%	2.000%	9.435%

Approximately 37% of the mortgage loans are interest-only for the first 5 years after origination and then fully amortize over the remaining remaining term of the mortgage loan. In addition, 100% of the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).

Underwriting Standards: The underwriting guidelines will be more fully described in the Prospectus Supplement.

Credit Enhancement: Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class B Notes will provide credit enhancement to Class A-1 Notes and Class A-2 Notes. In addition, the Class A-2 Notes will provide further credit enhancement to the Class A-1 Notes by covering realized losses otherwise allocable to the Class A-1 Notes when the Class B Notes have been reduced to zero.

Formula Rate: With respect to any Payment Date and the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes, the per annum rate equal to (A) one-month LIBOR plus the related margin as specified herein.

Available Funds: For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the mortgage loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Servicer for such Payment Date in respect of the mortgage loans, (3) any amounts reimbursed by the Master

Servicer in connection with losses on certain eligible investments, net of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicers, the Securities Administrator, the Trustee and the Custodian and investment earnings on amounts on deposit in the payment account and (4) any Net Swap Payments payable to the Trust under the Swap Agreement to be used solely to pay Carryover Shortfall Amounts and (5) any amounts payable under the Cap Agreement to be used solely to pay Carryover Shortfall Amounts.

Available Funds Rate: With respect to any Payment Date, the per annum rate equal to (A) the product of (i) the weighted average of the Net Rates on the mortgage loans as of the end of the related Due Period, weighted on the basis of the Scheduled Principal Balances thereof as of the end of the related Due Period and (ii) a fraction equal to (x) the aggregate Scheduled Principal Balance of the mortgage loans as of the end of the related Due Period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date, plus (B) a per annum rate equal to the Net Swap Payment payable to the trust under the Swap Agreement for such payment date, divided by the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date, and minus (C) as a per annum rate equal to the Net Swap Payments and Swap Termination Payments (other than Swap Termination Payments resulting from on event of default or certain termination events with respect to the Interest Rate Swap Counterparty) payable to the Interest Rate Swap Counterparty under the Swap Agreement for such Payment Date divided by the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

Carryover Shortfall Amount: If on any Payment Date, the Note Interest Rate of the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes is subject to the Available Funds Rate, such Notes become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Note Interest Rate (without giving effect to the Available Funds Rate) over (ii) the amount of interest received on such Notes based on the Available Funds Rate, as applicable, together with the unpaid portion of any excess from previous Payment Dates (and any interest thereon at the then applicable Notes Interest Rate without giving effect to the Available Funds Rate). On any Payment Date, the Carryover Shortfall Amount will be paid first to the Class A-1 Notes and Class A-2 Notes its respective portion of any Carryover Shortfall Amount on a pro rata basis and then sequentially to the Class B-1, Class B-2 and Class B-3 Notes, after all of the Offered Notes have received their required amounts (see "Cash-Flow Description" below).

Interest Rate Swap Counterparty:	Bear Stearns Financial Products Inc. (rated AAA and Aaa by S&P and Moody's, respectively).
Interest Rate Swap:	The Trust will benefit from a series of swap payments from the Interest Rate Swap Counterparty pursuant to a swap agreement purchased with respect to the mortgage loans. The Swap Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Class A-1, Class A-2, Class B-1, Class B-2, Class B-3 Notes and the Available Funds Rate due to the 5/1 Hybrids having an initial fixed rate period of five years. (the "Swap Agreement").

On each Payment Date, the Trust will be obligated to pay the Interest Rate Swap Counterparty an interest rate equal to [4.023%] based on a notional balance equal to the lesser of (i) the unpaid principal balance of the 5/1 mortgage loans and (ii) the related scheduled notional amount set forth below for such Payment Date based upon a 40% CPR. The Interest Rate Swap Counterparty will then make monthly interest payments to the Trustee based on a floating rate equal to the then current level of One-Month LIBOR on the same notional balance. Only the net amount (the "Net Swap Payment") of the two obligations will be paid to the appropriate party. Such payments will be made on a 30/360 basis and will not begin until the thirteenth Payment Date (as shown in the table below).

Upon early termination of the Swap Agreement, the Trust or Interest Rate Swap Counterparty may be liable to make a termination payment ("Swap Termination Payment") to the other party (regardless of which party caused the termination). Such Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Payment Date, and on any subsequent Payment Dates until paid in full, prior to distributions to Noteholders (other than certain Swap Termination Payments resulting from an event of default or certain termination events with respect to the Interest Rate Swap Counterparty, which Swap Termination Payments will be subordinated to all distributions to Noteholders).

Period	Notional Balance ($)	Period	Notional Balance ($)
1	0.00	24	880,567,732.70
2	0.00	25	843,057,365.96
3	0.00	26	807,141,236.77
4	0.00	27	772,751,723.35
5	0.00	28	739,824,067.12
6	0.00	29	708,296,251.65
7	0.00	30	678,108,886.78
8	0.00	31	649,205,097.53
9	0.00	32	621,530,417.78
10	0.00	33	595,032,688.36
11	0.00	34	569,661,959.58
12	0.00	35	545,370,397.69
13	1,421,016,394.79	36	522,112,195.48
14	1,360,549,067.62	37	499,843,486.48
15	1,302,649,251.23	38	478,522,262.95
16	1,247,208,131.82	39	458,108,297.16
17	1,194,121,499.54	40	438,563,066.20
18	1,143,289,553.97	41	419,849,679.74
19	1,094,616,717.87	42	401,932,811.03
20	1,048,011,458.65	43	384,778,630.72
21	1,003,386,117.56	44	368,354,743.50
22	960,656,745.92	45	352,630,127.38
23	919,742,948.38	46	337,575,075.62

Cap Provider: An entity rated AAA/Aaa by S&P and Moody's.

Cap Agreement: The Trust will benefit from a series of cap payments from the Cap Provider pursuant to a cap corridor agreement purchased with respect to the mortgage loans(the "Cap Agreement"). The Cap Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Notes and the Available Funds Cap due to the 5/1 Hybrids having an initial fixed rate period of five years.

On each Payment Date, the payments under the Cap Agreement will be an amount equal to monthly interest payments based upon on a floating rate equal to the difference between One-Month LIBOR and the related Corridor Strike Rate (as shown in the Table below) and the notional balance (as shown in Exhibit I). The Corridor Strike Rate is equal to the greater of zero and the difference between One-Month LIBOR and the Corridor Floor Rate, subject to a cap of 1%. Such payments will be made on a 30/360 basis and will not begin until the thirteenth Payment Date (as shown in the table below).

Period	Corridor Strike Rate Floor	Corridor Strike Rate Ceiling	Period	Corridor Strike Rate Floor	Corridor Strike Rate Ceiling
1	0.000000	0.000000	25	4.061556	5.061556
2	0.000000	0.000000	26	4.075399	5.075399
3	0.000000	0.000000	27	4.086964	5.086964
4	0.000000	0.000000	28	4.096429	5.096429
5	0.000000	0.000000	29	4.104437	5.104437
6	0.000000	0.000000	30	4.111528	5.111528
7	0.000000	0.000000	31	4.118021	5.118021
8	0.000000	0.000000	32	4.124669	5.124669
9	0.000000	0.000000	33	4.132043	5.132043
10	0.000000	0.000000	34	4.140447	5.140447
11	0.000000	0.000000	35	4.149904	5.149904
12	0.000000	0.000000	36	4.160602	5.160602
13	0.000000	0.000000	37	4.172618	5.172618
14	3.763647	4.763647	38	4.185214	5.185214
15	3.801556	4.801556	39	4.198267	5.198267
16	3.835488	4.835488	40	4.211718	5.211718
17	3.866599	4.866599	41	4.225023	5.225023
18	3.896148	4.896148	42	4.238091	5.238091
19	3.925249	4.925249	43	4.250896	5.250896
20	3.953538	4.953538	44	4.263317	5.263317
21	3.979720	4.979720	45	4.275345	5.275345
22	4.004003	5.004003	46	4.287009	5.287009
23	4.026013	5.026013	47	4.298360	5.298360
24	4.045178	5.045178			

Cash Flow Description:

Distributions on the Notes will be made on the 25th day of each month (or next business day) beginning on March 25, 2005. The payments to the Notes, to the extent of Available Funds will be made according to the following priority:

Available Funds:

1. Payment to the Interest Rate Swap Counterparty of any Net Swap Payment owed for such Payment Date;
2. Payment to the Interest Rate Swap Counterparty of any Swap Termination Payment (other than certain Swap Termination Payments resulting from an event of default or certain termination events with respect to the Interest Rate Swap Counterparty);
3. Payment of interest to the holders of the Class A-1 and Class A-2 Notes (net of Carryover Shortfall Amounts) in an amount equal to their respective Note Rates(as described on page 2 hereof);
4. Payment of principal to the holders of the Class A-1 Note and Class A-2 Notes in an amount equal to related Senior Optimal Principal Amount;
5. Payment of interest and principal sequentially to the Class Class B-1, Class B-2 and Class B-3 Notes, in that order, the

following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.

6. Payment of any Carryover Shortfall Amounts to the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes;
7. Payment of interest to the Class X-1 Notes, in an amount equal to the Note Interest Rate;
8. Payment of interest and principal sequentially to the Class B-4, Class B-5 and Class B-6 Notes in that order the following amounts (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount;
9. Payment to the Interest Rate Swap Counterparty of any Swap Termination Payments resulting from an event of default or certain termination events with respect to the Interest Rate Swap Counterparty;
10. Payment to the owner trust certificates as described in the trust agreement.

Prepayment Stepdown Tests:

The Senior Notes will be entitled to receive 100% of the prepayments collected on the mortgage loans until February 2010. The senior prepayment percentage can be reduced to Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Class Principal Balance of the Subordinate and Notes does not exceed 50% and (ii) cumulative realized losses on the mortgage does not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current related Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed a) on or prior to February 2008, 20% or b) after February 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on Mortgage Loans will be allocated first to the most junior Class of Notes outstanding, beginning with the Class

B-6 Notes, and then in reverse numerical order, until the Note Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Mortgage Loans will be allocated to the Class A-2 Notes until reduced to zero and then will be allocated to the Class A-1 Notes.

Special Foreclosure Rights:

The Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the holder of the owner trust certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the holder of the owner trust certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, selected by the Master Servicer in its sole and absolute discretion, to compute the fair value of the mortgaged property relating to the related mortgage loan (each such appraisal-firm computation, a "Fair Value Price") within the period specified in the indenture. As set forth in the indenture, the holder of the owner trust certificates will, within the period specified in the related agreement, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that the Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. Such Servicer is not permitted to proceed with any such action unless the holder of the owner trust certificates, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such action. If the holder of the owner trust certificates timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms to compute the Fair Value Price as described above and will purchase such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices as described in the preceding paragraph

Notwithstanding anything herein to the contrary, the holder of the owner trust certificates shall not be entitled to any of its rights described herein following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 30th day following its objection to the Servicer action.

Exhibit I – Yield Maintenance Schedule
(Notional Balance is the difference of 20%CPR and 40%CPR)

Date	5 Year Hybrid
25-Mar-05	-
25-Apr-05	-
25-May-05	-
25-Jun-05	-
25-Jul-05	-
25-Aug-05	-
25-Sep-05	-
25-Oct-05	-
25-Nov-05	-
25-Dec-05	-
25-Jan-06	-
25-Feb-06	-
25-Mar-06	519,643,301.76
25-Apr-06	542,614,294.20
25-May-06	563,734,371.55
25-Jun-06	583,098,763.96
25-Jul-06	600,798,353.53
25-Aug-06	616,919,864.02
25-Sep-06	631,546,042.46
25-Oct-06	644,755,832.94
25-Nov-06	656,624,542.99
25-Dec-06	667,224,002.83
25-Jan-07	676,622,717.83
25-Feb-07	684,886,014.32
25-Mar-07	692,076,179.29
25-Apr-07	698,252,594.00
25-May-07	703,471,861.86
25-Jun-07	707,787,930.87
25-Jul-07	711,252,210.75
25-Aug-07	713,913,685.04
25-Sep-07	715,819,018.38
25-Oct-07	717,012,659.22
25-Nov-07	717,536,937.98
25-Dec-07	717,432,161.16
25-Jan-08	716,736,701.22
25-Feb-08	715,487,082.69
25-Mar-08	713,718,064.54
25-Apr-08	711,462,718.95
25-May-08	708,752,506.75
25-Jun-08	705,617,349.52
25-Jul-08	702,085,698.61
25-Aug-08	698,184,601.21
25-Sept-08	693,939,763.45
25-Oct-08	689,375,610.87
25-Nov-08	684,515,346.21
25-Dec-08	679,381,004.70

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

New Issue Marketing Materials

$2,500,160,912 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2005-1,

Structured Asset Mortgage Investments, Inc.
Depositor

Wells Fargo Bank Minnesota, NA
Master Servicer

U.S. Bank National Association.
Trustee

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of February 1, 2005

February 15, 2005

$ 2,500,160,912 (approx)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2005-1,
5 Year Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age	Interest Rate Type	Collateral Type	Certificate Type
Offered Certificates						
A-1	$2,050,000,000	Aaa/AAA	18.00%	LIBOR (3)	1-Yr LIBOR/CMT	Super Senior
A-2	$390,158,000	Aaa/AAA	2.40%	LIBOR (4)	1-Yr LIBOR/CMT	Senior Support
X-1	Notional (5)	Aaa/AAA	2.40%	WAC (5)	1-Yr LIBOR/CMT	Sr. Interest Only
B-1	$32,503,000	Aa2/NR	1.10%	LIBOR (7)	1-Yr LIBOR/CMT	Subordinate
B-2	$11,251,000	A2/NR	0.65%	LIBOR (7)	1-Yr LIBOR/CMT	Subordinate
B-3	$6,251,000	Baa2/NR	0.40%	LIBOR (7)	1-Yr LIBOR/CMT	Subordinate
Privately Offered Certificates						
B-4	$3,751,000	Ba2/NR	0.25%	WAC (8)	1-Yr LIBOR/CMT	Subordinate
B-5	$3,751,000	B2/NR	0.10%	WAC (8)	1-Yr LIBOR/CMT	Subordinate
B-6	$2,495,912	Not Rated	---	WAC (8)	1-Yr LIBOR/CMT	Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.
(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.
(3) The Pass-Through Rates for the Class A-1 Certificate will be a floating rate based on One-Month LIBOR plus 0.28%, subject to the lesser of (i) 11.00% and (ii) the Net Rate Cap (equal to the weighted average Net Rate of the Mortgage Loans). On the first distribution date after the Clean-Up Call Date, the margin will double. The Class A-1 Certificate will settle flat and accrue interest on a 30/360 basis.
(4) The Pass-Through Rates for the Class A-2 Certificate will be a floating rate based on One-Month LIBOR plus 0.40%, subject to the lesser of (i) 11.00% and (ii) the Net Rate Cap (equal to the weighted average Net Rate of the Mortgage Loans). On the first distribution date after the Clean-Up Call Date, the margin will double. The Class A-2 Certificate will settle flat and accrue interest on a 30/360 basis.
(5) The Class X-1 Certificates will bear interest at a variable rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Mortgage Loans over (y) the weighted average pass-through rate on the Mortgage Loans, based on the notional amount equal to current principal amount of the Mortgage Loans.
(6) The Pass-Through Rate for the Class B-1, Class B-2 and Class B-3 Certificates will be a floating rate based on One-Month LIBOR plus 0.50%, 0.75%, and 1.25%, respectively, subject to the lesser of (i) 11.00% and (ii) the Net Rate Cap (equal to the weighted average Net Rate of the Mortgage Loans). On the first distribution date after the Clean-Up Call Date, each such class' margin will be multiplied by 1.5 times the original certificate margin. The Class B-1, Class B-2 and Class B-3 Certificates will settle flat and accrue interest on a 30/360 basis.
(7) The Class B-4, Class B-5 and Class B-6 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average Net Rate of the Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.177%.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Underlying Servicers:	The Underlying Servicer will be Wells Fargo Bank
Underlying Originators:	The Mortgage Loans were originated by Well Fargo Bank
Master Servicer:	Wells Fargo Bank Minnesota, NA
Trustee:	JP Morgan Chase Bank
Owner Trustee:	
Cut-off Date:	February 1, 2005
Closing Date:	February 28, 2005
Legal Structure:	Owner Trust
Clean-Up Call:	The terms of the transaction allow for termination of the trust once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. (the "Clean-Up Call Date").
Distribution Date:	25th of each month or next business day, commencing March 2005.
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The Offered Certificates will be issued in book-entry form through DTC.
SMMEA:	The Class A-1, Class A-2 and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
Interest Accrual Period:	The interest accrual period for the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing

Date) and ending on the day prior to such Distribution Date (on a 30/360 basis). On the Closing Date, the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Certificates settle flat.

The interest accrual period on the Class X-1, Class B-4, Class B-5 and Class B-6 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Class X-1, Class B-4, Class B-5 and Class B-6 Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (27 days).

Advancing Obligation: The Underlying Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Underling Servicers.

Compensating Interest: The Underlying Servicers will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of the aggregate servicing fee.

Collateral Description: The initial and subsequent mortgage pool is expected to consist of approximately $2.5 billion of first-lien residential adjustable-rate mortgage loans that adjust yearly based 1-year LIBOR and 1-year CMT, respectively.

Provided below is a brief summary of the expected mortgage pool by loan type as of February 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Per Cap	Max Rate	Mos Roll
1-Month LIBOR	37.76%	3.893%	3.507%	359	1.845%	1.459%	N/A	12.000%	1
Total	**100.00%**	**4.046%**	**3.662%**	**359**	**1.981%**	**1.597%**	**1.000%**	**11.988%**	**3**

Approximately 37% of the mortgage loans are interest-only for the first 5 years after origination and then fully amortize over the remaining 15 or 20 year remaining term. In addition, 100% of the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).

None of the Mortgage Loans that were originated between October 1, 2002 and March 7, 2003 are subject to the Georgia Fair Lending Act. None of the Mortgage Loans are High Cost Mortgage Loans.

Underwriting Standards: The underwriting guidelines will be more fully described in the Prospectus Supplement for any originators that comprise more than 10% of the total pool.

Credit Enhancement: Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class B Certificates will provide credit enhancement to Class A-1 and Class A-2 Certificates. In addition, the Class A-2 Certificates will provide further credit enhancement to the Class A-1 Certificates when the Class B Certificates have been reduced to zero.

Carryover Shortfall Amount: If on any Distribution Date, the Certificate Interest Rate of the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Certificates is subject to their respective Net Rate Cap, such Certificates become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Certificates based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class A-1 and Class A-2 Certificate its respective portion of any Carryover Shortfall Amount and then to the Class B-1, Class B-2 and Class B-3 Certificates, sequentially, from the Carryover Reserve Fund, after all of the Offered Certificates have received their required amounts (see Cash-Flow Description below).

Interest Rate Swap Counterparty: Bear Stearns Financial Products (rated AAA and Aaa by S&P and Moody's, respectively).

Interest Rate Swap:

On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of [$1,421,016,394]. On each Distribution Date starting with month thirteen, the trust shall be obligated to pay to the Swap Provider an amount equal to [4.023%] (per annum) on the swap notional amount (the "Net Swap payment") and the trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR on the swap notional amount (the "Net Swap Payment") on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. Upon early termination of the Swap Agreement, the Trust or the swap provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders so long as the Swap Provider is not in default under the Swap Agreement.** Shown below is the swap notional amount schedule, which has been run at 40 CPR.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	0.00	24	880,567,732.70
2	0.00	25	843,057,365.96
3	0.00	26	807,141,236.77
4	0.00	27	772,751,723.35
5	0.00	28	739,824,067.12
6	0.00	29	708,296,251.65
7	0.00	30	678,108,886.78
8	0.00	31	649,205,097.53
9	0.00	32	621,530,417.78
10	0.00	33	595,032,688.36
11	0.00	34	569,661,959.58
12	0.00	35	545,370,397.69
13	1,421,016,394.79	36	522,112,195.48
14	1,360,549,067.62	37	499,843,486.48
15	1,302,649,251.23	38	478,522,262.95
16	1,247,208,131.82	39	458,108,297.16
17	1,194,121,499.54	40	438,563,066.20
18	1,143,289,553.97	41	419,849,679.74
19	1,094,616,717.87	42	401,932,811.03
20	1,048,011,458.65	43	384,778,630.72
21	1,003,386,117.56	44	368,354,743.50
22	960,656,745.92	45	352,630,127.38
23	919,742,948.38	46	337,575,075.62

Cash Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day) beginning on March 25, 2005. The payments to the Certificates, to the extent of available funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A-1, Class A-2, Class X-1 Certificates (net of Carryover Shortfall Amounts from deposited into Carryover Reserve Fund) in an amount equal to their respective Pass-Through Rates (as described on page 2 hereof);
2. Payment of principal to the holders of the Class A-1 and Class A-2 Certificates in an amount equal to their related Senior Optimal Principal Amount;
3. Payment of interest and principal sequentially to the Class Class B-1, Class B-2 and Class B-3 Certificates, in that order, so the Class B-1, Class B-2 and Class B-3 Certificates shall receive (a) interest at each class' respective Pass-Through Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.
4. Payment of any Carryover Shortfall Amounts to the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Certificates;
5. Payment of interest and principal sequentially to the Class B-4, Class B-5 and Class B-6 Certificates in the order of their numerical Class designations, beginning with the Class B-4, so that each Subordinate Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount

Prepayment Stepdown Tests:

The Senior Certificates will be entitled to receive 100% of the prepayments collected on their respective mortgage loans until February 2010. The senior prepayment percentage for each loan group can be reduced to each group's respective Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the group's respective aggregate Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Class Principal Balance of the related Subordinate and Mezzanine Certificates of each such loan group does not exceed 50% and (ii) cumulative realized losses for such related mortgage loan group does not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current related Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage for such group and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Mezzanine and Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the related Mortgage Loans do not exceed a) on or prior to February 2008 20% or b) after February 2008 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on Mortgage Loans will be allocated first to the most junior Class of Certificates outstanding, beginning with the Class B-6 Certificates, and then in reverse numerical order, until the Certificate Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Mortgage Loans will be allocated to the Class A-2 Certificates until reduced to zero and then will be allocated to the Class A-1 Certificates.

Exhibit I – Available Funds Cap Schedule

Note: Assumes all indices go to 20% APR in the first period and prepayment speed of 20% CPR.

Distribution Date	Class A-1 Effective Coupon	Class A-2 Effective Coupon
19-Jan-05	2.42	2.95
19-Feb-05	6.92	3.92
19-Mar-05	7.23	4.03
19-Apr-05	7.82	4.16
19-May-05	9.00	4.71
19-Jun-05	11.00	5.13
19-Jul-05	11.00	5.29
19-Aug-05	11.00	5.38
19-Sep-05	11.00	5.49
19-Oct-05	11.00	5.53
19-Nov-05	11.00	5.99
19-Dec-05	11.00	6.31
19-Jan-06	11.00	6.38
19-Feb-06	11.00	6.38
19-Mar-06	11.00	6.40
19-Apr-06	11.00	6.44
19-May-06	11.00	6.89
19-Jun-06	11.00	7.22
19-Jul-06	11.00	7.28
19-Aug-06	11.00	7.29
19-Sep-06	11.00	7.31
19-Oct-06	11.00	7.35
19-Nov-06	11.00	7.80
19-Dec-06	11.00	8.13
19-Jan-07	11.00	8.19
19-Feb-07	11.00	8.19
19-Mar-07	11.00	8.21
19-Apr-07	11.00	8.25
19-May-07	11.00	8.71
19-Jun-07	11.00	9.03
19-Jul-07	11.00	9.10
19-Aug-07	11.00	9.10
19-Sep-07	11.00	9.12
19-Oct-07	11.00	9.16
19-Nov-07	11.00	9.62
19-Dec-07	11.00	9.94
19-Jan-08	11.00	10.01
19-Feb-08	11.00	10.01
19-Mar-08	11.00	10.03

19-Apr-08	11.00	10.05
19-May-08	11.00	10.47
19-Jun-08	11.00	10.67
19-Jul-08	11.00	10.73
19-Aug-08	11.00	10.73
19-Sep-08	11.00	10.75
19-Oct-08	11.00	10.76
19-Nov-08	11.00	10.83
19-Dec-08	11.00	10.83
19-Jan-09	11.00	10.86
19-Feb-09	11.00	10.86
19-Mar-09	11.00	10.87
19-Apr-09	11.00	10.87
19-May-09	11.00	10.87
19-Jun-09	11.00	10.87
19-Jul-09	11.00	10.87
19-Aug-09	11.00	10.87
19-Sep-09	11.00	10.87
19-Oct-09	11.00	10.87
19-Nov-09	11.00	10.87
19-Dec-09	11.00	10.87
19-Jan-10	11.00	10.87
19-Feb-10	11.00	10.87
19-Mar-10	11.00	10.87
19-Apr-10	11.00	10.87
19-May-10	11.00	10.87
19-Jun-10	11.00	10.87
19-Jul-10	11.00	10.87
19-Aug-10	11.00	10.87
19-Sep-10	11.00	10.87
19-Oct-10	11.00	10.87
19-Nov-10	11.00	10.87
19-Dec-10	11.00	10.87
19-Jan-11	11.00	10.87
19-Feb-11	11.00	10.87
19-Mar-11	11.00	10.87
19-Apr-11	11.00	10.87
19-May-11	11.00	10.87
19-Jun-11	11.00	10.87
19-Jul-11	11.00	10.87
19-Aug-11	11.00	10.87
19-Sep-11	11.00	10.87
19-Oct-11	11.00	10.87
19-Nov-11	11.00	10.87
19-Dec-11	11.00	10.87

19-Jan-12	11.00	10.87
19-Feb-12	11.00	10.87
19-Mar-12	11.00	10.87
19-Apr-12	11.00	10.87
19-May-12	11.00	10.87
19-Jun-12	11.00	10.87
19-Jul-12	11.00	10.87
19-Aug-12	11.00	10.87
19-Sep-12	11.00	10.87
19-Oct-12	11.00	10.87
19-Nov-12	11.00	10.87
19-Dec-12	11.00	10.87
19-Jan-13	11.00	10.87
19-Feb-13	11.00	10.87
19-Mar-13	11.00	10.87
19-Apr-13	11.00	10.87
19-May-13	11.00	10.87
19-Jun-13	11.00	10.87
19-Jul-13	11.00	10.87
19-Aug-13	11.00	10.87
19-Sep-13	11.00	10.87
19-Oct-13	11.00	10.87
19-Nov-13	11.00	10.87
19-Dec-13	11.00	10.87
19-Jan-14	11.00	10.87
19-Feb-14	11.00	10.87
19-Mar-14	11.00	10.87
19-Apr-14	11.00	10.87
19-May-14	11.00	10.87
19-Jun-14	11.00	10.87
19-Jul-14	11.00	10.87
19-Aug-14	11.00	10.87
19-Sep-14	11.00	10.87
19-Oct-14	11.00	10.87
19-Nov-14	11.00	10.87
19-Dec-14	11.00	10.87
19-Jan-15	11.00	10.87
19-Feb-15	11.00	10.87
19-Mar-15	11.00	10.87
19-Apr-15	11.00	10.87

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

New Issue Marketing Materials

$2,440,158,000 (Approximate)

Bear Stearns ARM Trust
Mortgage Backed Notes, Series 2005-2,

Structured Asset Mortgage Investments II, Inc.
Depositor

Wells Fargo Bank Minnesota, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of February 1, 2005

February 15, 2005

$ 2,440,158,000 (approx)
Bear Stearns ARM Trust
Mortgage Backed Notes, Series 2005-2,
5 Year Hybrid ARM Mortgage Loans

Class	Notes Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age	Interest Rate Type	Collateral Type	Notes Type
Offered Notes						
A-1	$2,050,000,000	Aaa/AAA	18.00%	LIBOR (3)	1-Yr LIBOR/CMT	Super Senior
A-2	$390,158,000	Aaa/AAA	2.40%	LIBOR (4)	1-Yr LIBOR/CMT	Senior Support
X-1	Notional (5)	Aaa/AAA	2.40%	WAC (5)	1-Yr LIBOR/CMT	Sr. Interest Only
Privately Offered Certificates						
B-1	$32,503,000	Aa2/AA	1.10%	LIBOR (6)	1-Yr LIBOR/CMT	Subordinate
B-2	$11,251,000	A2/A	0.65%	LIBOR (6)	1-Yr LIBOR/CMT	Subordinate
B-3	$6,251,000	Baa2/BBB	0.40%	LIBOR (6)	1-Yr LIBOR/CMT	Subordinate
B-4	$3,751,000	Ba2/BB	0.25%	WAC (7)	1-Yr LIBOR/CMT	Subordinate
B-5	$3,751,000	B2/B	0.10%	WAC (7)	1-Yr LIBOR/CMT	Subordinate
B-6	$2,495,912	Not Rated	---	WAC (7)	1-Yr LIBOR/CMT	Subordinate

(1) The Notes Sizes are approximate and subject to a +/- 10% variance.
(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.
(3) The Pass-Through Rates for the Class A-1 Notes will be a floating rate based on One-Month LIBOR plus 0.28%, subject to the lesser of (i) 11.00% and (ii) the Net Rate Cap (equal to the weighted average Net Rate of the Mortgage Loans). On the first distribution date after the Clean-Up Call Date, the margin will double. The Class A-1 Notes will settle flat and accrue interest on a 30/360 basis.
(4) The Pass-Through Rates for the Class A-2 Notes will be a floating rate based on One-Month LIBOR plus 0.40%, subject to the lesser of (i) 11.00% and (ii) the Net Rate Cap (equal to the weighted average Net Rate of the Mortgage Loans). On the first distribution date after the Clean-Up Call Date, the margin will double. The Class A-2 Notes will settle flat and accrue interest on a 30/360 basis.
(5) The Class X-1 Notes will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Mortgage Loans over (y) the weighted average pass-through rate on the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes based on the notional amount equal to the aggregate current principal amount of the Class A-1, Class A-1, Class B-1, Class B-2 and Class B-3 Notes.
(6) The Pass-Through Rate for the Class B-1, Class B-2 and Class B-3 Notes will be a floating rate based on One-Month LIBOR plus 0.50%, 0.75%, and 1.25%, respectively, subject to the lesser of (i) 11.00% and (ii) the Net Rate Cap (equal to the weighted average Net Rate of the Mortgage Loans). On the first distribution date after the Clean-Up Call Date, each such class' margin will be multiplied by 1.5 times the original Notes margin. The Class B-1, Class B-2 and Class B-3 Notes will settle flat and accrue interest on a 30/360 basis.
(7) The Class B-4, Class B-5 and Class B-6 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average Net Rate of the Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.177%.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Underlying Servicers:	The Underlying Servicer will be Wells Fargo Bank
Underlying Originators:	The Mortgage Loans were originated by Well Fargo Bank
Master Servicer:	Wells Fargo Bank Minnesota, NA
Owner Trustee:	Wilmington Trust Company
Indenture Trustee:	US Bank National Association
Cut-off Date:	February 1, 2005
Closing Date:	February 28, 2005
Legal Structure:	Owner Trust
Clean-Up Call:	The holder of the Notes may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date. It is expected that KKR will retain the Notes.
Distribution Date:	25th of each month or next business day, commencing March 2005.
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The Senior Notes will be issued in book-entry form through DTC.
SMMEA:	The Class A-1, Class A-2 and Class B-1 Notes are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	The Offered Notes are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Notes could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
Interest Accrual Period:	The interest accrual period for the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on a 30/360

basis). On the Closing Date, the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes settle flat.

The interest accrual period on the Class X-1 Notes and Class B-4, Class B-5 and Class B-6 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Class X-1 Notes, Class B-4, Class B-5 and Class B-6 Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (27 days).

Advancing Obligation: The Underlying Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Underling Servicers.

Compensating Interest: The Underlying Servicers will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of the aggregate servicing fee.

Collateral Description: The initial and subsequent mortgage pool is expected to consist of approximately $2.5 billion of first-lien residential adjustable-rate mortgage loans that adjust yearly based 1-year LIBOR and 1-year CMT, respectively.

Provided below is a brief summary of the expected mortgage pool by loan type as of February 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Per Cap	Max Rate	Mos Roll
5 Year Hybrid 1Yr. CMT	63.88%	4.438%	4.187%	347	2.750%	2.500%	5.000%	2.000%	9.438%
5 Year Hybrid 1Yr. LIBOR	36.12%	4.431%	4.179%	346	2.251%	1.999%	5.000%	2.000%	9.432%
Total	100.00%	4.435%	4.184%	346	2.570%	2.319%	5.000%	2.000%	9.436%

Approximately 37% of the mortgage loans are interest-only for the first 5 years after origination and then fully amortize over the remaining 15 or 20 year remaining term. In addition, 100% of the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).

None of the Mortgage Loans that were originated between October 1, 2002 and March 7, 2003 are subject to the Georgia Fair Lending Act. None of the Mortgage Loans are High Cost Mortgage Loans.

Underwriting Standards: The underwriting guidelines will be more fully described in the Prospectus Supplement.

Credit Enhancement: Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class B Notes will provide credit enhancement to Class A-1 and Class A-2 Notes. In addition, the Class A-2 Notes will provide further credit enhancement to the Class A-1 Notes when the Class B Notes have been reduced to zero.

Carryover Shortfall Amount: If on any Distribution Date, the Notes Interest Rate of the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes is subject to their respective Net Rate Cap, such Notes become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Notes based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable Notes Interest Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class A-1 and Class A-2 Notes its respective portion of any Carryover Shortfall Amount and then to the Class B-1, Class B-2 and Class B-3 Notes, sequentially, from the Carryover Reserve Fund, after all of the Offered Notes have received their required amounts (see Cash-Flow Description below).

Interest Rate Swap Counterparty: Bear Stearns Financial Products (rated AAA and Aaa by S&P and Moody's, respectively).

Interest Rate Swap:

On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of [$1,421,016,394]. On each Distribution Date starting with month thirteen, the trust shall be obligated to pay to the Swap Provider an amount equal to [4.023%] (per annum) on the swap notional amount (the "Net Swap payment") and the trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR on the swap notional amount (the "Net Swap Payment") on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. Upon early termination of the Swap Agreement, the Trust or the swap provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Notesholders so long as the Swap Provider is not in default under the Swap Agreement.** Shown below is the swap notional amount schedule, which has been run at 40 CPR.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	0.00	24	880,567,732.70
2	0.00	25	843,057,365.96
3	0.00	26	807,141,236.77
4	0.00	27	772,751,723.35
5	0.00	28	739,824,067.12
6	0.00	29	708,296,251.65
7	0.00	30	678,108,886.78
8	0.00	31	649,205,097.53
9	0.00	32	621,530,417.78
10	0.00	33	595,032,688.36
11	0.00	34	569,661,959.58
12	0.00	35	545,370,397.69
13	1,421,016,394.79	36	522,112,195.48
14	1,360,549,067.62	37	499,843,486.48
15	1,302,649,251.23	38	478,522,262.95
16	1,247,208,131.82	39	458,108,297.16
17	1,194,121,499.54	40	438,563,066.20
18	1,143,289,553.97	41	419,849,679.74
19	1,094,616,717.87	42	401,932,811.03
20	1,048,011,458.65	43	384,778,630.72
21	1,003,386,117.56	44	368,354,743.50
22	960,656,745.92	45	352,630,127.38
23	919,742,948.38	46	337,575,075.62

Cap Provider: An entity rated AAA/Aaa by S&P and Moody's.

Cap Contract Provider: Cap Contract Provider to be determined pursuant to a Cap Agreement purchased with respect to the 5 year hybrid ARM loans, which are intended to partially mitigate the interest rate risk that could result from the difference between the applicable Formula Rate on the Notes and the Net WAC Cap Rate (the "Cap Agreements").

On each Payment Date, payments under the Cap Agreements will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the related strike rate, (ii) the notional balance based on the difference of 20% and 40% prepayment speeds for the related loans on such Payment Date as set forth in Exhibit I, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Cap Agreements will include the following terms:

Period	Corridor Strike Rate 20%CPR	Corridor Strike Rate 40%CPR	Period	Corridor Strike Rate 20%CPR	Corridor Strike Rate 40%CPR
1	0.000000	0.000000	25	4.061556	5.061556
2	0.000000	0.000000	26	4.075399	5.075399
3	0.000000	0.000000	27	4.086964	5.086964
4	0.000000	0.000000	28	4.096429	5.096429
5	0.000000	0.000000	29	4.104437	5.104437
6	0.000000	0.000000	30	4.111528	5.111528
7	0.000000	0.000000	31	4.118021	5.118021
8	0.000000	0.000000	32	4.124669	5.124669
9	0.000000	0.000000	33	4.132043	5.132043
10	0.000000	0.000000	34	4.140447	5.140447
11	0.000000	0.000000	35	4.149904	5.149904
12	0.000000	0.000000	36	4.160602	5.160602
13	0.000000	0.000000	37	4.172618	5.172618
14	3.763647	4.763647	38	4.185214	5.185214
15	3.801556	4.801556	39	4.198267	5.198267
16	3.835488	4.835488	40	4.211718	5.211718
17	3.866599	4.866599	41	4.225023	5.225023
18	3.896148	4.896148	42	4.238091	5.238091
19	3.925249	4.925249	43	4.250896	5.250896
20	3.953538	4.953538	44	4.263317	5.263317
21	3.979720	4.979720	45	4.275345	5.275345
22	4.004003	5.004003	46	4.287009	5.287009
23	4.026013	5.026013	47	4.298360	5.298360
24	4.045178	5.045178			

Cash Flow Description:

Distributions on the Notes will be made on the 25th day of each month (or next business day) beginning on March 25, 2005. The payments to the Notes, to the extent of available funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A-1, Class A-2, Class X-1 Notes (net of Carryover Shortfall Amounts from deposited into Carryover Reserve Fund) in an amount equal to their respective Pass-Through Rates (as described on page 2 hereof);
2. Payment of principal to the holders of the Class A-1 and Class A-2 Notes in an amount equal to their related Senior Optimal Principal Amount;
3. Payment of interest and principal sequentially to the Class Class B-1, Class B-2 and Class B-3 Notes, in that order, so the Class B-1, Class B-2 and Class B-3 Notes shall receive (a) interest at each class' respective Pass-Through Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.
4. Payment of any Carryover Shortfall Amounts to the Class A-1, Class A-2, Class B-1, Class B-2 and Class B-3 Notes;
5. Payment of interest and principal sequentially to the Class B-4, Class B-5 and Class B-6 Certificates in the order of their numerical Class designations, beginning with the Class B-4, so that each Subordinate Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount

Prepayment Stepdown Tests:

The Senior Notes will be entitled to receive 100% of the prepayments collected on their respective mortgage loans until February 2010. The senior prepayment percentage for each loan group can be reduced to each group's respective Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the group's respective aggregate Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Class Principal Balance of the related Subordinate and Mezzanine Notes of each

such loan group does not exceed 50% and (ii) cumulative realized losses for such related mortgage loan group does not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current related Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage for such group and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Mezzanine and Subordinate Notes does not exceed 50% and (ii) cumulative realized losses for the related Mortgage Loans do not exceed a) on or prior to February 2008 20% or b) after February 2008 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses: Realized Losses on Mortgage Loans will be allocated first to the most junior Class of Certificates or Notes outstanding, beginning with the Class B-6 Certificates, and then in reverse numerical order, until the Certificates or Notes Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Mortgage Loans will be allocated to the Class A-2 Notes until reduced to zero and then will be allocated to the Class A-1 Notes.

Exhibit I – Yield Maintenance Schedule
(Notional Balance is the difference of 20%CPR and 40%CPR)

Date	5 Year Hybrid
25-Mar-05	-
25-Apr-05	-
25-May-05	-
25-Jun-05	-
25-Jul-05	-
25-Aug-05	-
25-Sep-05	-
25-Oct-05	-
25-Nov-05	-
25-Dec-05	-
25-Jan-06	-
25-Feb-06	-
25-Mar-06	519,643,301.76
25-Apr-06	542,614,294.20
25-May-06	563,734,371.55
25-Jun-06	583,098,763.96
25-Jul-06	600,798,353.53
25-Aug-06	616,919,864.02
25-Sep-06	631,546,042.46
25-Oct-06	644,755,832.94
25-Nov-06	656,624,542.99
25-Dec-06	667,224,002.83
25-Jan-07	676,622,717.83
25-Feb-07	684,886,014.32
25-Mar-07	692,076,179.29
25-Apr-07	698,252,594.00
25-May-07	703,471,861.86
25-Jun-07	707,787,930.87
25-Jul-07	711,252,210.75
25-Aug-07	713,913,685.04
25-Sep-07	715,819,018.38
25-Oct-07	717,012,659.22
25-Nov-07	717,536,937.98
25-Dec-07	717,432,161.16
25-Jan-08	716,736,701.22
25-Feb-08	715,487,082.69
25-Mar-08	713,718,064.54
25-Apr-08	711,462,718.95
25-May-08	708,752,506.75
25-Jun-08	705,617,349.52
25-Jul-08	702,085,698.61
25-Aug-05	698,184,601.21
25-Sept-08	693,939,763.45
25-Oct-08	689,375,610.87
25-Nov-05	684,515,346.21
25-Dec-05	679,381,004.70

Exhibit I – Available Funds Cap Schedule

Note: Assumes all indices go to 20% APR in the first period and prepayment speed of 20% CPR.

Distribution Date	Class A-1 Effective Coupon	Class A-2 Effective Coupon
19-Jan-05	2.42	2.95
19-Feb-05	6.92	3.92
19-Mar-05	7.23	4.03
19-Apr-05	7.82	4.16
19-May-05	9.00	4.71
19-Jun-05	11.00	5.13
19-Jul-05	11.00	5.29
19-Aug-05	11.00	5.38
19-Sep-05	11.00	5.49
19-Oct-05	11.00	5.53
19-Nov-05	11.00	5.99
19-Dec-05	11.00	6.31
19-Jan-06	11.00	6.38
19-Feb-06	11.00	6.38
19-Mar-06	11.00	6.40
19-Apr-06	11.00	6.44
19-May-06	11.00	6.89
19-Jun-06	11.00	7.22
19-Jul-06	11.00	7.28
19-Aug-06	11.00	7.29
19-Sep-06	11.00	7.31
19-Oct-06	11.00	7.35
19-Nov-06	11.00	7.80
19-Dec-06	11.00	8.13
19-Jan-07	11.00	8.19
19-Feb-07	11.00	8.19
19-Mar-07	11.00	8.21
19-Apr-07	11.00	8.25
19-May-07	11.00	8.71
19-Jun-07	11.00	9.03
19-Jul-07	11.00	9.10
19-Aug-07	11.00	9.10
19-Sep-07	11.00	9.12
19-Oct-07	11.00	9.16
19-Nov-07	11.00	9.62
19-Dec-07	11.00	9.94
19-Jan-08	11.00	10.01
19-Feb-08	11.00	10.01

19-Mar-08	11.00	10.03
19-Apr-08	11.00	10.05
19-May-08	11.00	10.47
19-Jun-08	11.00	10.67
19-Jul-08	11.00	10.73
19-Aug-08	11.00	10.73
19-Sep-08	11.00	10.75
19-Oct-08	11.00	10.76
19-Nov-08	11.00	10.83
19-Dec-08	11.00	10.83
19-Jan-09	11.00	10.86
19-Feb-09	11.00	10.86
19-Mar-09	11.00	10.87
19-Apr-09	11.00	10.87
19-May-09	11.00	10.87
19-Jun-09	11.00	10.87
19-Jul-09	11.00	10.87
19-Aug-09	11.00	10.87
19-Sep-09	11.00	10.87
19-Oct-09	11.00	10.87
19-Nov-09	11.00	10.87
19-Dec-09	11.00	10.87
19-Jan-10	11.00	10.87
19-Feb-10	11.00	10.87
19-Mar-10	11.00	10.87
19-Apr-10	11.00	10.87
19-May-10	11.00	10.87
19-Jun-10	11.00	10.87
19-Jul-10	11.00	10.87
19-Aug-10	11.00	10.87
19-Sep-10	11.00	10.87
19-Oct-10	11.00	10.87
19-Nov-10	11.00	10.87
19-Dec-10	11.00	10.87
19-Jan-11	11.00	10.87
19-Feb-11	11.00	10.87
19-Mar-11	11.00	10.87
19-Apr-11	11.00	10.87
19-May-11	11.00	10.87
19-Jun-11	11.00	10.87
19-Jul-11	11.00	10.87
19-Aug-11	11.00	10.87
19-Sep-11	11.00	10.87
19-Oct-11	11.00	10.87
19-Nov-11	11.00	10.87

19-Dec-11	11.00	10.87
19-Jan-12	11.00	10.87
19-Feb-12	11.00	10.87
19-Mar-12	11.00	10.87
19-Apr-12	11.00	10.87
19-May-12	11.00	10.87
19-Jun-12	11.00	10.87
19-Jul-12	11.00	10.87
19-Aug-12	11.00	10.87
19-Sep-12	11.00	10.87
19-Oct-12	11.00	10.87
19-Nov-12	11.00	10.87
19-Dec-12	11.00	10.87
19-Jan-13	11.00	10.87
19-Feb-13	11.00	10.87
19-Mar-13	11.00	10.87
19-Apr-13	11.00	10.87
19-May-13	11.00	10.87
19-Jun-13	11.00	10.87
19-Jul-13	11.00	10.87
19-Aug-13	11.00	10.87
19-Sep-13	11.00	10.87
19-Oct-13	11.00	10.87
19-Nov-13	11.00	10.87
19-Dec-13	11.00	10.87
19-Jan-14	11.00	10.87
19-Feb-14	11.00	10.87
19-Mar-14	11.00	10.87
19-Apr-14	11.00	10.87
19-May-14	11.00	10.87
19-Jun-14	11.00	10.87
19-Jul-14	11.00	10.87
19-Aug-14	11.00	10.87
19-Sep-14	11.00	10.87
19-Oct-14	11.00	10.87
19-Nov-14	11.00	10.87
19-Dec-14	11.00	10.87
19-Jan-15	11.00	10.87
19-Feb-15	11.00	10.87
19-Mar-15	11.00	10.87
19-Apr-15	11.00	10.87

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

